Exhibit 99.1
3Q2021 Operating Results of Shinhan Financial Group

On October 26, 2021, Shinhan Financial Group released its operating results for 3Q 2021. The following tables reflect the key figures we announced through a fair disclosure. The full IR presentation materials are available at our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards and is to be reviewed by our independent auditor. As figures provided have not yet been fully reviewed by our independent auditor, contents are subject to change in the due course of the reviewing process.

1. Operating Results of Shinhan Financial Group (consolidated)

					(KRW million)
Item		3Q 2021	2Q 2021	QoQ Change (%)	3Q 2020	YoY Change (%)
Revenue*	Specified Quarter	14,076,780	8,364,934	68.28	8,242,595	70.78
	Cumulative	36,796,078	22,719,298	-	35,430,752	3.85
Operating Income	Specified Quarter	1,603,877	1,693,517	-5.29	1,468,197	9.24
	Cumulative	4,979,773	3,375,896	-	3,980,780	25.10
Income before Income Taxes	Specified Quarter	1,544,408	1,729,040	-10.68	1,561,630	-1.10
	Cumulative	4,918,780	3,374,372	-	4,069,067	20.88
Net Income	Specified Quarter	1,141,807	1,277,935	-10.65	1,166,479	-2.12
	Cumulative	3,637,683	2,495,876	-	3,008,687	20.91
Net Income Attributable to Controlling Interest	Specified Quarter	1,115,665	1,251,841	-10.88	1,144,692	-2.54
	Cumulative	3,559,444	2,443,779	-	2,950,202	20.65

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

2. Operating Results of Shinhan Bank (consolidated)

					(KRW million)
Item		3Q 2021	2Q 2021	QoQ Change (%)	3Q 2020	YoY Change (%)
Revenue*	Specified Quarter	8,351,177	3,389,895	146.36	3,247,828	157.13
	Cumulative	19,560,952	11,209,775	-	17,056,864	14.68
Operating Income	Specified Quarter	1,019,527	933,475	9.22	819,657	24.38
	Cumulative	2,887,931	1,868,404	-	2,340,081	23.41
Income before Income Taxes	Specified Quarter	1,019,240	954,159	6.82	831,665	22.55
	Cumulative	2,851,006	1,831,766	-	2,361,354	20.74
Net Income	Specified Quarter	759,461	714,516	6.29	624,453	21.62
	Cumulative	2,130,545	1,371,084	-	1,765,336	20.69
Net Income Attributable to Controlling Interest	Specified Quarter	759,266	714,446	6.27	624,350	21.61
	Cumulative	2,130,149	1,370,883	-	1,765,044	20.69

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

3. Operating Results of Shinhan Card (consolidated)

				(KRW million)
Item		3Q 2021	2Q 2021	QoQ Change (%)	3Q 2020	YoY Change (%)
Revenue*	Specified Quarter	1,170,573	1,044,896	12.03	915,824	27.82
	Cumulative	3,297,460	2,126,887	-	2,960,475	11.38
Operating Income	Specified Quarter	227,493	268,301	-15.21	225,455	0.90
	Cumulative	723,248	495,755	-	633,882	14.10
Income before Income Taxes	Specified Quarter	230,072	266,845	-13.78	225,192	2.17
	Cumulative	727,385	497,313	-	629,650	15.52
Net Income	Specified Quarter	171,871	199,292	-13.76	167,559	2.57
	Cumulative	539,583	367,712	-	469,497	14.93
Net Income Attributable to Controlling Interest	Specified Quarter	171,550	199,102	-13.84	167,615	2.35
	Cumulative	538,734	367,184	-	470,158	14.59

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues